                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                             (Amendment No. 2)*



                                   PSC Inc.
________________________________________________________________________________
                               (Name of Issuer)


                    Common Stock, par value $.01 per share
________________________________________________________________________________
                         (Title of Class of Securities)


                                  69361E 10 7
        _______________________________________________________________
                                (CUSIP Number)

Spectra-Physics Holdings USA, Inc.                  Copy to:
108 Webster Building                                Dechert Price & Rhoads
3411 Silverside Road                                4000 Bell Atlantic Tower
Wilmington, DE 19810                                1717 Arch Street
(302) 478-4600                                      Philadelphia, PA 19103-2794
Attn: Ms. Barbara Schoenberg                        (215) 994-2971
                                                    Attn: Carmen J. Romano, Esq.
________________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                 April 8, 1998
        _______________________________________________________________
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [_]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-----------------------
  CUSIP NO. 69361E 10 7
-----------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Spectra-Physics Holdings USA, Inc.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or e(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            552,135

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             552,135

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      552,135
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      4.8%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14

------------------------------------------------------------------------------

-----------------------
  CUSIP NO. 69361E 10 7
-----------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Spectra Physics AB
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or e(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            552,135

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             552,135

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      552,135
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      4.8%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14

------------------------------------------------------------------------------

        This Amendment No. 2 amends the Schedule 13D (the "Schedule 13D") filed on July 22, 1996, by Spectra-Physics, Inc., a Delaware Corporation, Spectra-Physics Holdings USA, Inc., a Delaware corporation, Spectra-Physics AB a Swedish corporation, Securum Forvaltning AB, a Swedish corporation, and Securum AB, a Swedish corporation, as amended by Amendment No. 1, filed on September 23, 1997, with respect to common stock, par value $.01 per share, of PSC Inc., a New York corporation, whose principal executive offices are located at 675 Basket Road, Webster, New York 14580.

        Unless otherwise defined herein, each capitalized term used herein has the same meaning ascribed to it in the Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.
        ------------------------------------

        (e) Item 5(e) is amended to read as follows: On April 8 and April 16, 1998, SPHUI sold 300,000 and 125,000 shares of PSC Common Stock in open market transactions. As a result of these transactions SPHUI is, and SPAB may be deemed to be, the beneficial owner of 552,135 shares of PSC Common Stock which SPHUI and SPAB believe, based on the information contained in the annual report on Form 10-K for the year ended December 31, 1997, filed by PSC, constitutes 4.8% of the 11,575,894 shares of PSC Common Stock outstanding as of March 23, 1998.

SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                Dated: April 17, 1998

                                SPECTRA-PHYSICS HOLDINGS USA,
                                INC.

                                By: /s Lennart Rappe
                                   ---------------------------

                                Name: Lennart Rappe

                                Title: President
                                       ---------

                                SPECTRA-PHYSICS AB


                                By: /s Lennart Rappe
                                   ---------------------------

                                Name:  Lennart F. Rappe
                                Title: Senior Vice President
                                and CFO